21002335

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section
MAR 03 2021
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Institutional Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Avenue, Suite 1100
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Sebert (214) 720-0055
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – if individual, state last, first, middle name)

14555 Dallas Parkway Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ann Sebert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Capital Institutional Services, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer, except as follows:

L. MEREDITH
Notary Public, State of Texas
Comm. Expires 07-19-2022
Notary ID 128331820

Signature

CEO & President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Shareholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

CAPITAL INSTITUTIONAL SERVICES, INC.

REPORT PURSUANT TO RULE 17A-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2020

CAPITAL INSTITUTIONAL SERVICES, INC.

CAPITAL INSTITUTIONAL SERVICES, INC.

REPORT PURSUANT TO RULE 17A-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2020

CAPITAL INSTITUTIONAL SERVICES, INC.

Table of Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Capital Institutional Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Institutional Services, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in shareholders' equity, cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedules I, we evaluated whether the information in Schedules I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 26, 2021

We have served as the Company's auditor since 2016.

CAPITAL INSTITUTIONAL SERVICES, INC.
Statement of Financial Condition
December 31, 2020

ASSETS

Assets	
Cash	$ 530,166
Restricted cash	1,327,843
Investments, at fair value	23,981,893
Receivables from brokers and dealers	55,116
Deferred research costs, net	1,680,696
Furniture and equipment, at cost, less accumulated depreciation of $ 2,001,359	657,752
Right of use assets	1,315,191
Prepaid and other assets	2,167,078
Goodwill and other intangibles	674,761
Total Assets	**$ 32,390,496**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 2,687,203
Accrued commissions and bonuses	1,474,998
Accrued research services	10,265,977
Accrued state income taxes	26,916
Long term note payable	469,444
Lease liability	1,315,191
Total Liabilities	**16,239,729**
Commitments and contingencies-Note 8	
Shareholders' Equity	
Voting common stock, $0.01 par value, 1,000,000 shares authorized, 19,399 shares issued and outstanding	208
Non-voting common stock, $0.01 par value, 9,000,000 shares authorized, 176,385 shares issued and outstanding	1,876
Additional paid-in capital	27,355
Treasury Stock	(807,632)
Retained earnings	16,928,960
Total Shareholders' Equity	**16,150,767**
Total Liabilities and Shareholders' Equity	**$ 32,390,496**

The accompanying notes are an integral part of these financial statements.

CAPITAL INSTITUTIONAL SERVICES, INC.
Statement of Income
For the Year Ended December 31, 2020

Revenues	
Commissions	$ 25,255,386
Underwriting concessions	1,373,630
Correspondent clearing fees	719,700
Investment income	147,263
Other	523,834
Total Revenues	28,019,813
Expenses	
Employee compensation and benefits	13,635,919
Floor brokerage, exchange and clearance fees	6,536,356
Research	80,196
Occupancy and equipment	2,637,488
Promotional	283,902
General and administrative	1,056,992
Total Expenses	24,230,853
Income from operations	3,788,960
Gain on Extinguishment of Debt	1,266,800
Income before provision for income taxes	5,055,760
Provision (benefit) for state income taxes	(12,264)
Net Income	$ 5,068,024

The accompanying notes are an integral part of these financial statements.

CAPITAL INSTITUTIONAL SERVICES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2020

Assets	Voting and Non-Voting Common Stock Shares	Voting and Non-Voting Common Stock Amount	Additional Paid-In Capital	Treasury Stock Shares	Treasury Stock Amount	Retained Earnings	Total
Balances at December 31, 2019	208,420	$ 2,084	$ 27,355	12,636	$ (807,632)	$13,237,378	$12,459,185
Net Income	-	-	-	-	-	5,068,024	5,068,024
Shareholder Distributions	-	-	-	-	-	(1,376,442)	(1,376,442)
Balances at December 31, 2020	208,420	$ 2,084	$ 27,355	12,636	$ (807,632)	$16,928,960	$16,150,767

The accompanying notes are an integral part of these financial statements.

CAPITAL INSTITUTIONAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities		
Net income	$	5,068,024
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization		223,009
Loss on disposal of furniture and equipment		30,855
Gain on extinguishment of debt		(1,266,800)
Changes in assets and liabilities		
Decrease in receivables from brokers and dealers		1,238,707
Increase in investments		(5,112,766)
Increase in prepaid and other assets		(181,421)
Increase in deferred research costs		(103,567)
Decrease in accounts payable and accrued liabilities		(678,426)
Increase in accrued commissions and bonuses		333,020
Increase in accrued research services		1,748,305
Increase in accrued state income taxes		4,362
Net cash provided by operating activities		1,303,302
Cash flows from investing activities		
Purchase of furniture and equipment		(192,361)
Net cash used in investing activities		(192,361)
Cash flows from financing activities		
Repayment of long term note payable		(433,333)
Loan proceeds		1,266,800
Shareholder distributions		(1,376,442)
Net cash used in financing activities		(542,975)
Net increase in cash and restricted cash		567,966
Beginning of year cash and restricted cash		1,290,043
End of year cash and restricted cash	$	1,858,009

Supplemental schedule of cash flow information

Cash paid for:		
Income state taxes	$	16,626
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases included in operating activities	$	548,340
Right of use assets obtained in exchange for lease obligations	$	68,000

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Capital Institutional Services, Inc. (the "Company") is a securities broker-dealer and is a member firm of the New York Stock Exchange and other principal exchanges. The Company executes debt, equity, futures, options and currency transactions for domestic and international investment advisors, money managers and plan sponsors (the "Money Managers"). The Company transacts business out of its offices in Dallas, Texas.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results may differ from these estimates.

Research Credit

The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for the Money Managers at a negotiated commission rate. As an incentive to use the Company's facilities for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the frequency of use of its facilities. Money Managers are permitted to allocate a portion of their gross commissions to pay for research products and other qualifying services provided by third parties.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company has allocated to the separate performance obligation related to third-party research services. The Company allocates the transaction price to the performance obligations identified on a relative standalone selling price basis. Such amounts are measured by the Company in terms of a Research Credit. As the Company acts as an agent in these transactions, it records expenses on a net basis within commission revenue on the statement of income. During the year ended December 31, 2020, the Company provided Research Credit of $19,045,072 to Money Managers. It is understood by the Money Managers and the Company that Research Credit is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company or another broker-dealer. Accordingly, management does not consider Research Credit to be a financial instrument. The accumulated Research Credit of Money Managers is reduced when the Company provides third-party research at request of such Money Managers. The Company believes that the appropriate point in time to recognize commission revenue is when the Company executes a brokerage transaction, as there are no significant performance obligations to be satisfied subsequent to this point. Amounts relating to Money Managers with a positive Research Credit balance are reflected in the accompanying statement of financial condition as accrued research services. Such amounts represent the estimated third-party research services to be provided to Money Managers from whom the Company has earned commissions for execution of brokerage transactions. Amounts relating to Money Managers with a negative Research Credit balance are reflected in the accompanying statement of financial condition as deferred research costs. Such amounts represent the amount of research services paid on behalf of Money Managers for which future commissions are expected to be received.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

The reserve for uncollectible deferred research costs is determined using a method which approximates net realizable value.

Commission Rebate

The Company provides a commission rebate program to plan sponsors whereby a portion of the commissions associated with trades executed on their behalf are rebated back to the plan. Plan sponsors may also make payments to vendors to offset certain plan expenses. During the year ended December 31, 2020, the Company provided commission rebates of $6,994,008 to plan sponsors.

Revenue Recognition

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, and (d) allocate the transaction price to the performance obligation, in determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved, and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

Commissions

The Company executes security transactions on behalf of the Customers with the majority of commissions from equity trading. Each time a Customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the Money Manager), with settlement date generally the second business day following the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Underwriting Concessions

Underwriting concessions represent concessions from managing underwriters on syndicates generated by Customers doing business with the Company. Underwriting concessions are recognized on the trade date (the date on which the Company purchases the securities from the issuer) with the settlement date generally the second business day following the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

Correspondent Clearing Fees

Correspondent clearing fees represent income received for providing institutional quality execution and clearing services to fully disclosed correspondent broker/dealers. Correspondent fees are recognized on trade date basis with settlement date generally the second business day following the trade date. The Company believes that is the appropriate point in time to recognize correspondent clearing fees as there are no significant performance obligations to be satisfied subsequent to this point

.Fair Value of Financial Instruments

The carrying amount of cash and short-term investments approximates fair value due to the short maturity of those instruments. Investments are carried at fair value which is estimated based on quoted market prices for those or similar instruments (see Note 3).

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Shareholder Equity

The Company has voting and non-voting classes of common stock. Both classes of common stock are treated equally with respect to the declaration and payment of dividends, the making of any distribution in connection with the dissolution and winding up of the Company, or in any merger or consolidation. Holders of voting common stock have voting rights at all meetings of shareholders, whereas holders of non-voting common stock have no voting rights .Treasury stock is shown at cost consists of 1,443 voting and 11,193 non-voting.

Cash and Restricted Cash

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.The Company adopted the provisions of FASB ASU No. 2016-18 *Statement of Cash Flows (Topic 230): Restricted Cash.* The amendments apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement *of* cash flows. The amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents

Receivable from broker-dealers

The Company's receivable from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customer, amount receivable for securities failed to deliver, accrued interest receivable and cash deposits. A portion of the Company's trades and contracts are cleared trough a clearing organization and settle daily between the clearing organization and Company. Because of this daily settlement. The amount of unsettled credit exposure is limited to the amount owed the Company for very short period of time. The company continually reviews the credit of its counterparties

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

Investments

Investments at December 31, 2020 consist of money market funds, certificates of deposit, U.S. Treasury notes and mutual funds. Investments are recorded at fair value with realized and unrealized gains and losses included in investment income. Profit and loss arising from all securities transactions entered into for the account of the Company are recorded on settlement date basis.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") assets, and lease liabilities in the Statement of financial condition.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Goodwill

Goodwill is tested for impairment at the enterprise level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying value. No instances of impairment were identified during the year ended December 31, 2020.

Intangible Assets

Intangible assets are subject to amortization and are amortized using the straight-line method over .their estimated period of benefit. The Company evaluates the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Recent accounting pronouncements-Adoption of New Accounting Standards

Fair Value Measurement-Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement-In August 2018, FASB updated the accounting standards related to disclosures for fair

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

value measurement. The update eliminate the following disclosures: 1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy , 2) the policy of timing transfer between levels of the fair value hierarchy, and 3) the valuation processes for Level 3 fair value measurement. The new disclosure includes changes in unrealized gains and losses for the period included in Other-Comprehensive Income for recurring Level 3 fair value measurement of instruments held at the end of reporting period and the range and weighted average used to develop significant unobservable inputs and how the weighted average was calculated. The Company adopted this standard on January 1, 2020, and the update does not have an impact on the Company's results of operations or financial condition.

Financial Instruments -Credit Losses (Topic 326): Assets Measured at Amortized Cost
On June 16, 2016, the FASB issued ASU 2016-13 to provide more timely recording of credit losses on receivable and other assets measured at amortized cost. ASU 2016-13 was effective for the Company beginning in January 1, 2020. The Company's receivables are short term in nature and collection is reasonably assured. Accordingly, no transition adjustment was necessary implementation.

Intangibles-Goodwill and Other (Topic 350)
In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350), which simplifies the testing for goodwill impairment by eliminating the requirement to determine the fair value of individual assets and liabilities of a reporting unit to measure goodwill impairment. Instead, goodwill impairment testing will be performed by comparing the fair value of the reporting unit with its carrying amount and recognizing impairment by which the carrying amount exceeds the reporting unit's fair value. The Company adopted ASU 2017-04 effective January 1, 2020 on a prospective basis. Adoption of this guidance did not have a material impact on the Company's Financial Statements.

Note 2 - Concentration Risk

At various times throughout 2020, the Company had cash balances in excess of federally insured limits of at least $250,000 available to depositors under the FDIC's general deposit insurance rules. Deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing accounts for the combined total coverage of at least $250,000

Note 3 - Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale.

In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize

Note 3 - Fair Value, continued

the use of observable inputs and minimize the use of unobservable inputs. This methodology prioritizes the inputs to valuation techniques by giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy are described below:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.
- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy.

Investments in money market funds and certificates of deposits are highly liquid instruments readily convertible to known amounts of cash with maturities of less than one year. Investments in U.S. Treasury Notes and Mutual Funds are traded on a national exchange and are stated at the last reported sales price on the day of valuation. The Company considers all such investments to be Level 1 investments. The following table summarizes the inputs used to value the Fund's assets and liabilities measured at fair value as of December 31, 2020

Assets	Total	Level 1	Level 2	Level 3
Investments				
Money Market Funds	$ 18,696,415	$ 18,696,415	$ -	$ -
Certificates of Deposit	2,943,586	2,943,586		
U.S. Treasury Notes	2,000,913	2,000,913		
Mutual Funds	340,979	340,979		
Total Investments	$ 23,981,893	$ 23,981,893	$ -	$ -

At December 31, 2020, the Company did not hold any financial liabilities measured at fair value.

Note 4 - Furniture and Equipment

The following is a summary of furniture and equipment as of December 31, 2020:

	Estimated Useful Life	
Furniture, fixtures and leasehold improvements	7 years	$ 1,246,121
Computer equipment	5 years	940,670
Computer software	5 years	472,320
		2,659,111
Less – accumulated depreciation		(2,001,359)
Total		$ 657,752

Depreciation and amortization expense was $223,009 for the year ended December 31, 2020 and is included in occupancy and equipment expense in the accompanying statement of income.

Note 5 - Customer Protection - Reserves and Custody Securities

The Company does not hold funds or securities for customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

Cash of $1,327,843 has been segregated in a special bank account for the exclusive benefit of customers related to commission rebates under Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) and is classified as restricted cash on the statement of financial condition.

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

Note 6 - Income Taxes

The Company has elected S corporation status under the Internal Revenue Code ("IRC") and is not subject to federal income taxes. Profits or losses of the Company are included in the federal income tax returns of its shareholders. The provisions for income tax and accrued income taxes payable included in the accompanying financial statements represent estimated state and local income taxes.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company applies FASB Accounting Standard Codification (ASC) 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for the years ended December 31, 2017, 2018 and 2019.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(a)(1)(ii), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000. At December 31, 2020, the Company had net capital as defined by Rule 15c3-1 of $10,525,808 which was $ 10,275,808 in excess of the required minimum net capital.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's Board of Directors. Periodic distributions approved by the Board of Directors are made to enable shareholders to pay federal income taxes on the Company's profits, among other purposes.

Note 8 - Leases

The Company leases office and equipment under operating leases with expiration dates through July, 2024. Certain leases provide for renewal options.

Future maturities of lease liabilities at December 31, 2020 are as follows:

Year Ending December 31	Amount
2021	$ 531,815
2022	521,571
2023	321,985
2024	14,118
Lease Total	1,389,489
Less imputed interest	(74,298)
Total	$ 1,315,191

The weighted average remaining lease term is 2.65 years and the weighted average discount rates 0.35%.

Total operating lease expense for the year ended December 31, 2020 was $548,340 and is included in occupancy and equipment expense in the accompanying statement of income.

Note 9 - Employee Benefits

The Company adopted an employee savings plan (the "Plan") effective January 1, 1991, with employer participation in accordance with the provisions of Section 401(k) of the IRC. The vast majority of the Company's employees are eligible to become participants in the Plan after three months of service. The Plan allows participants to make pretax contributions up to 60% of their salary and commissions, not to exceed amounts allowable under the IRC, with the Company making discretionary matching contributions.

Note 9 - Employee Benefits, continued

All amounts contributed to the Plan are deposited in a trust fund which is administered by an independent financial institution. The Company's contributions to the Plan were $268,323 for the year ended December 31, 2020. In 2004, the Company implemented a Deferred Compensation Plan (the "DCP") for eligible management employees to defer a portion of their compensation. The DCP is funded through employee contributions, employer contributions, and the Company's matching contributions up to a specific limit. Investments are made at the participants' discretion. All assets associated with the DCP are classified as investments with the related liability to deferred compensation. Employer contributions to the DCP and investment gains on assets in the DCP are included in compensation expense.

At December 31, 2020, the Company had no obligation to provide other post-retirement benefits to current or former employees.

Note 10 - Financial Instruments with Off-Balance Sheet Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. As of December 31, 2020, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

Note 11 - Business Combination

On January 2, 2019, the Company entered into an asset purchase agreement ("Asset Purchase Agreement') with Invest Systems to acquire certain assets and rights of Financial Technology Securities LLC, ("FinTech") including business relationships with bank trust clients who become affiliated with the Company. The cash proceeds were paid to Innovest Systems on January 2, 2019, in amount of $1,300,000 the closing date under the terms of the purchase agreement. The agreement also contains certain performance milestones payable over next two years with an estimated fair value of $240,000 on date of acquisition. At December 31, 2020 amounts payable related to performance milestone at were $200,000. The business combination resulted in the Company recognizing $674,761 of Goodwill.

Note 12- Long Term Note Payable

Loan from Shareholder with a maturity date of January 3, 2022. The loan, in the original amount of $1,300,000 provided funding for the Acquisition of FinTech described in Note 11. The loan is payable in 36 monthly principal payments of $36,111.The loan bears interest at the Fidelity Investment Money Market-Money Market Portfolio-Class 1(Ticker Symbol FMPXX) seven day yield rate plus 2% per annum, calculated on monthly basis. The interest rate was 2.04% at December 31, 2020. The balance of the note was $469,444 at December 31, 2020.

The aggregate maturities of long-term debt as of December 31, 2020, are as follows:

2021	$	433,333
2022		36,111
Total	$	469,444

Note 13- Risk and Uncertainties

As a result of the COVID-19 pandemic, the Company has implemented certain safety precautions to reduce the risk of the potential spread of the novel coronavirus. The Company has implemented arrangements to reduce the number of office staff employees working in office, as well as instituting personal distancing policies and monitoring of essential staff to minimize the risk of infection. The Company is continuing to evaluate the ever-changing circumstances surrounding this pandemic as it relates to its ability to continue to maintain a workforce, and operate its business effectively and efficiently.

Note 14- Paycheck Protection Program Loan

On April 17, 2020, the Company entered into a promissory note in the principal amount of $1,266,800 (the "PPP Loan") in favor of Bank of Oklahoma (the "Lender") pursuant to the Paycheck Protection Program (the "PPP") of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), administered by the U.S. Small Business Administration ("SBA"). The PPP Loan matures on April 10, 2022 and bears interest at a rate of 1.0% per annum. The PPP Loan is unsecured and is a non-recourse obligation. PPP loan recipients can apply for and be granted forgiveness for all or a portion of the loan granted under the PPP, with such forgiveness to be determined, subject to limitations, based on the use of the loan proceeds for payment of payroll costs, rent, utilities, and interest on debt. The terms of any forgiveness may also be subject to further requirements in any regulations and guidelines the SBA may adopt.

The Company applied for forgiveness on October 16, 2020 and was notified on November 18, 2020 that SBA had approved the full amount of the loan for forgiveness. On December 1, 2020, the Lender notified the Company that the PPP Loan was paid in full. The Company has recorded a gain on extinguishment of debt in amount of $1,266,800 for the year ended December 31, 2020.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2020

Schedule I

CAPITAL INSTITUTIONAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

Computation of Net Capital

Total shareholders' equity qualified for net capital		$ 16,150,767
Add:		
Other deductions or allowable credits		--
Total Capital and allowable subordinated liabilities		16,150,767
Deductions and/or charges		
Non-allowable assets:		
Aged receivables from brokers and dealers	$ 22,772	
Deferred research costs	1,680,696	
Furniture and equipment, net	657,752	
Goodwill	674,761	
Other assets	2,150,805	(5,186,786)
Net capital before haircuts on securities positions		10,963,981
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(a)(1)(ii)):		(438,173)
Net Capital		10,525,808
Minimum net capital required under Rule 15c3-1 (1)		250,000
Net capital in excess of minimum requirements (2)		$ 10,275,808

(1) The Company has elected to compute minimum net capital using the Alternative Net Capital method defined in Rule 15c3-1(a)(1)(ii).

(2) There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation in its unaudited FOCUS Report.

Report of

Independent Registered Public Accounting Firm

On Management's Exemption Report

Year Ended December 31, 2020

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Capital Institutional Services, Inc.

We have reviewed management's statements, included in the accompanying Capital Institutional Services, Inc.'s Exemption Report in which:

1) Capital Institutional Services, Inc. states Capital Institutional Services, Inc. claims an exemption under paragraphs (k)(2)(i) and (2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) Capital Institutional Services, Inc. states Capital Institutional Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Capital Institutional Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Institutional Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (2)(ii) of 17 C.F.R. §240.15c3-3.

Moss Adams LLP

Dallas, Texas
February 26, 2021

Exemption Report

Capital Institutional Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2): (i) and (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2020 without exception.

Capital Institutional Services, Inc.

I, Ann Sebert, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

CEO & President
February 19, 2021

Independent Auditor's Report

On Internal Control

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Internal Control

To the Board of Directors and Shareholders
Capital Institutional Services, Inc.

In planning and performing our audit of the financial statements of Capital Institutional Services, Inc. (the "Company"), as of and for the year ended December 31, 2020, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3(mm)), we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;
2. The daily computations of the foreign futures and futures options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit, we did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2020, to meet the CFTC's objectives.

This communication is intended solely for the information and use of management, the Board of Directors and Shareholders, others within the organization, the CFTC, the National Futures Association, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 26, 2021